FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 333-228135

NIPPON STEEL CORPORATION

(Translation of registrant’s name into English)

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Notice of resolutions of the 95th General Meeting of Shareholders.

2.	Press release, dated June 25, 2019, announcing withdrawal of the shelf registration of stock acquisition rights.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON STEEL CORPORATION

Date: June 26, 2019	By:	/s/ Kazumasa Shinkai
Kazumasa Shinkai
Executive Officer, Head of General Administration Division

(English Translation of Notice of Resolutions of the 95th General Meeting of Shareholders)

June 25, 2019

Dear Shareholders:

Eiji Hashimoto

Representative Director and President

Nippon Steel Corporation (Code Number 5401) (the “Company”)

6-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan

Notice of Resolutions of the 95th General Meeting of Shareholders

We greatly appreciate our shareholders’ continued support and also sincerely appreciate everyone who took precious time to attend the 95th General Meeting of Shareholders held today, as well as shareholders who exercised their voting rights by postal voting, etc.

We hereby announce that the matters outlined below were reported and resolved at the 95th General Meeting of Shareholders.

Matters reported to the shareholders:

1.

Report on operations for the 94th term (from April 1, 2018 to March 31, 2019), consolidated financial statements and non-consolidated financial statements, and reports of accounting auditors and the Audit & Supervisory Board on consolidated financial statements for the 94th term.

The particulars of the report on operations, consolidated financial statements and non-consolidated financial statements were reported. In addition, the reports of accounting auditors and the Audit & Supervisory Board on consolidated financial statements were also reported. The 94th Term Report has been sent to shareholders without voting rights with this notice. Please refer to it.

Matters approved by the shareholders:

Item 1:	Appropriation of Surplus for the 94th Term (from April 1, 2018 to March 31, 2019)

It was approved that ¥40 per share of common stock of the Company (total payment: ¥36,880,946,520) be appropriated as proposed. The effective date of the dividend will be Wednesday, June 26, 2019.

Item 2:	Election of Thirteen (13) Directors

The proposal was approved and adopted as proposed. Thirteen (13) Directors, namely, Kosei Shindo, Eiji Hashimoto, Shinji Tanimoto, Shinichi Nakamura, Akihiko Inoue, Katsuhiro Miyamoto, Akio Migita, Shin Nishiura, Atsushi Iijima, Yutaka Andoh, Mutsutake Otsuka, Ichiro Fujisaki and Noriko Iki were elected and assumed office.

Item 3:	Election of Two (2) Audit & Supervisory Board Members

The proposal was approved and adopted as proposed. Two (2) Audit & Supervisory Board Members, namely, Masato Matsuno and Hiroshi Yoshikawa were elected and assumed office.

June 25, 2019

To Whom It May Concern

Company Name :	Nippon Steel Corporation

Representative :	Eiji Hashimoto, Representative Director and President

(Code Number :	5401, First Section of the TSE, First Section of the NSE, FSE, and SSE)

Contact :	Fumiaki Ohnishi, General Manager, Public Relations Center

(Telephone :	+81-3-6867-2135, 2146, 2977, 3419)

Notice Regarding Withdrawal of the Shelf Registration of Stock Acquisition Rights

As announced in the “Notice Regarding Non-Renewal of the Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measures for the Protection and Enhancement of Shareholders’ Common Interests)” dated May 9, 2019, the Fair Rules for the Acquisition of Substantial Shareholdings (Takeover Defense Measures for the Protection and Enhancement of Shareholders’ Common Interests) (the “Plan”) has been terminated at the closing of the ordinary general meeting of shareholders held today, due to expiration of the effective term.

Accordingly, as of today, Nippon Steel Corporation has withdrawn the shelf registration of stock acquisition rights relating to the Plan as described below:

(i) Type of securities subject to the shelf registration	Stock acquisition rights

(ii) Planned registration period	One year elapsing from the effective date of the shelf registration (from July 5, 2018 to July 4, 2019)

(iii) Way of allotment	Gratis allotment of stock acquisition rights

(iv) Amount of scheduled issuance

0 yen (Note 1)

2,000,000,000 yen (Note 2)

Notes

1. Refers to the aggregate issuance amount of the stock acquisition rights.

2. Refers to the total amount of the aggregate issuance amount of the stock acquisition rights and the amount to be paid upon exercise of the stock acquisition rights.